ServisFirst Bancshares, Inc.
3300 Cahaba Road, Suite 300
Birmingham, AL 35223
May 27, 2008
VIA EDGAR
Gregory Dundas, Esq.
Senior Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4561

RE:	ServisFirst Bancshares, Inc.
Form 10/A Filed May 13, 2008
Commission File No.: 0-53149
Dear Mr. Dundas:
     This letter constitutes the response of ServisFirst Bancshares, Inc. (the “Company”) to your letter dated May 15, 2008 setting forth comments to the above-referenced filing. For the convenience of the Staff, the responses below correspond to the numbered comments in your letter. Simultaneous with this letter, the Company is filing a Third Amendment to Form 10 to reflect the Company’s responses to your letter.
General
1.	Please note the updating requirements of Rule 3-12 of Regulation S-X.

The Form 10 becomes automatically effective as of today, May 27, 2008, which is the 60th day following our initial filing of the Form 10 on March 28, 2008. The requirement to update the Company’s financials to include financials for the three months ended March 31, 2008 in the Form 10 was triggered on May 14, 2008, one day following the filing of our last amendment. Consequently, the Company is required to report financials for the three months ended March 31, 2008 in conjunction with this third amendment to the Form 10. After discussions with Matt McNair, Mr. McNair advised us that in lieu of updating the financials in the Form 10 itself, the Company could file with this Form 10 a quarterly report on SEC Form 10-Q for such three months ended March 31, 2008 which would not normally be required to be filed until the 45th day following the effectiveness of our Form 10. Consequently, we are filing today this third amendment to the Form 10 and also the Company’s quarterly report on Form 10-Q for the three months ended March 31, 2008. Additionally, the appropriate persons are filing their Form 3s today.

Gregory Dundas
May 27, 2008

Executive Compensation
Compensation Discussion and Analysis
         Annual Short-Term Incentive Compensation, page 59
2.
Please refer to prior comment 3 from our letter dated May 6, 2008. In response to our prior comment, you have included a table specifying the applicable performance target categories that were considered by the committee in determining the amount of short-term cash incentive compensation for each named executive officer. However, you should also disclose whether the performance measurements were actually achieved, or, to the extent that they were not achieved, you should discuss the committee’s rationale for approving the short-term cash incentive compensation ultimately awarded. Refer to Item 402(b)(1)(v) of Regulation S-K.

The Company has revised accordingly.
*          *          *          *
     In addition to the changes described above, the Company has revised (i) footnote 7 to the stock ownership of table relating to Clarence C. Pouncey III to reflect that 3,000 shares of the reported 74,667 shares for Clarence C. Pouncey III are actually owned by his wife through her participation in a limited liability company that owns the Company’s shares, (ii) footnote 8 to the stock ownership table relating to Andrew N. Kattos to reflect that the reported 7,000 shares are actually owned by him through a family limited liability company and to further increase his share ownership from 7,000 shares to 10,400 shares to reflect the purchase of 3,400 shares in the last quarter of 2007 which he holds in his IRA, (iii) footnote 6 to add reference to an option for 5,000 shares granted to William M. Foshee on February 19, 2008 and (iv) Footnote 4-9 to add grant dates for each option referenced therein.
     The Company believes this response and the accompanying third amendment to the Form 10 will address the matters raised in your letter dated May 15, 2008. The Company will answer any questions that the Staff may have after reviewing this response and the accompanying third amendment to Form 10 to provide any additional information.
     The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Gregory Dundas
May 27, 2008

     If the Staff has any questions about these responses or requires additional information, please contact William K. Holbrook at 205.254.1429 of Haskell Slaughter Young & Rediker, LLC or by telecopier, 205.324.1133, or by email, wkh@hsy.com.

Very truly yours,
/s/ Thomas A. Broughton III
Thomas A. Broughton III
President and Chief Executive Officer

WKH/sjm/527895.2

cc:	Matt McNair (via Federal Express)
Staff Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission